O’Neill Law Group PLLC	435 Martin Street, Suite 1010 Blaine, WA 98230

Stephen F.X. O’Neill*	Telephone: 360-332-3300
Christian I. Cu**	Facsimile: 360-332-2291
Conrad Y. Nest*	E-mail: cic@stockslaw.com

File #4454

January 19, 2007

VIA EDGAR &
FAX (202) 772-9368

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
100 F Street, NE
Mail Stop 7010
Washington, DC 20549

Attention: Jenifer Gallagher and Karl Hiller, Division of Corporation Finance

Dear Sirs and Mesdames:

RE:	EXPLORATION DRILLING INTERNATIONAL INC. (the “Company”)
	-	formerly Invision Capital, Inc.
	-	SEC File Number 000-50459
	-	Form 10-QSB for the Quarterly Period Ended January 31, 2006 Filed March 17, 2006
	-	Form 8-K Filed May 2, 2006

As per our discussion on today’s date, we confirm that the Company intends to provide its response to your comment letter dated July 11, 2006 regarding the above referenced filings on or before February 2, 2007.

If you have any questions, please telephone the undersigned at (604) 687-5792.

Yours truly,

"Christian I. Cu"

CHRISTIAN I. CU

CIC/dml

cc: Exploration Drilling International Inc.
      Attn: Guenter Thiemann, Chief Financial Officer

VANCOUVER OFFICE:	O’Neill Law Corporation Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3 Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars